UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 20, 2016--Sierra Wireless, Inc. (NASDAQ:SWIR) (TSX:SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general and special meeting of shareholders (the “Meeting”) held on May 19, 2016.

All of the seven nominees proposed for election to the Board of Directors at the Meeting and listed in the Company’s Management Information Circular dated April 13, 2016 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Jason W. Cohenour	7,307,210	97.90	156,515	2.10
Gregory D. Aasen	7,164,485	95.99	299,240	4.01
Robin A. Abrams	6,878,914	92.16	584,811	7.84
Paul G. Cataford	7,300,169	97.81	163,556	2.19
Charles E. Levine	7,300,470	97.81	163,255	2.19
Thomas Sieber	7,311,940	97.97	151,785	2.03
Kent P. Thexton	7,303,215	97.85	160,510	2.15

The other items of business at the Meeting were to (i) appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and (ii) consider and, if deemed advisable, pass an ordinary resolution authorizing and approving an amendment to, and the restatement of, the Company's Amended and Restated By-Law No. 1.

By resolution passed by a show of hands, Ernst & Young LLP, Chartered Professional Accountants, were appointed as auditors of the Company for the ensuing year. Proxies received as of the close of business on May 17, 2016 with respect to the reappointment of Ernst & Young LLP, Chartered Professional Accountants, were voted as follows: 21,345,213 common shares (representing 97.83% of the common shares voted), voted for, and 472,669 common shares (representing 2.17% of the common shares voted), withheld.

By resolution passed by ballot vote, the shareholders approved an amendment to, and restatement of, the Company’s Amended and Restated By-Law No. 1, as follows: 4,504,830 common shares (representing 60.31% of the common shares voted), voted in favour, and 2,964,209 common shares (representing 39.69% of the common shares voted), voted against.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 (604) 233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 20, 2016